Exhibit 99.1

HONGLI GROUP INC.

CONSOLIDATED BALANCE SHEETS

	June 30,	December 31,
	2025	2024
	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalent	$923,333	$909,716
Restricted cash	1,551	15,070
Accounts receivable, net of allowance for expected credit losses of $96,358 and $89,399 as of June 30, 2025 and December 31, 2024, respectively	9,054,097	5,809,374
Notes receivable	811,251	522,331
Inventories, net	1,860,342	2,674,001
Prepaid expense and other current assets	1,414,800	2,004,889
Total current assets	14,065,374	11,935,381
Non-current assets
Property, plant and equipment, net	10,324,602	10,385,742
Prepayment for purchase of Yingxuan Assets	5,440,231	5,339,093
Intangible assets, net	4,465,482	4,432,403
Deposit for Investment in Joint Venture	33,499,819	32,877,029
Deferred tax assets	48,272	40,773
TOTAL ASSETS	$67,843,780	$65,010,421

LIABILITIES
Current liabilities
Short-term loans	$9,396,513	$6,079,252
Accounts payable	1,667,234	1,380,201
Due to related parties	78,565	21,247
Short-term loans - related party	417,639	-
Income tax payable	173,569	36,505
Accrued expenses and other payables	531,550	694,712
Total current liabilities	12,265,070	8,211,917

Long-term loans	-	3,305,209
Long-term loans - related party	69,948	-
TOTAL LIABILITIES	12,335,018	11,517,126

SHAREHOLDERS’ EQUITY:
Ordinary shares, $0.0001 par value, 500,000,000 shares authorized, 73,438,750 and 73,438,750 shares issued and outstanding as of June 30, 2025 and December 31, 2024, respectively	7,344	7,344
Additional paid-in capital	42,998,556	42,998,556
Statutory reserve	370,683	370,683
Retained earnings	12,714,119	11,724,070
Accumulated other comprehensive loss	(581,940)	(1,607,358)
TOTAL SHAREHOLDERS’ EQUITY	55,508,762	53,493,295
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$67,843,780	$65,010,421

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

HONGLI GROUP INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

	Six Months Ended June 30,
	2025	2024
Revenues, net	$9,587,978	$6,962,241
Cost of revenues	6,298,249	4,659,769
Gross Profit	3,289,729	2,302,472

Operating expenses:
Selling, general and administrative expenses	2,005,687	3,996,714
Total operating expenses	2,005,687	3,996,714

Income (loss) from operations	1,284,042	(1,694,242)

Other income (expense)
Other income	86,459	127,373
Interest and financing expenses, net	(198,778)	(216,131)
Other expenses	(12,790)	(107,826)
Total other income (loss), net	(125,109)	(196,584)
Income (loss) before income taxes	1,158,933	(1,890,826)
Income tax expense	168,884	11,522
Net income (loss)	$990,049	$(1,902,348)

Comprehensive income (loss)
Net income	$990,049	$(1,902,348)
Other comprehensive income (loss)
Foreign currency translation adjustment	1,025,418	(486,237)
Comprehensive income (loss)	$2,015,467	$(2,388,585)

Earnings (loss) per share
Basic and diluted	$0.01	$(0.15)

Weighted average common shares outstanding
Basic and diluted	73,438,750	12,607,981

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

HONGLI GROUP INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE SIX MONTHS ENDED JUNE 30, 2025 AND 2024

	Ordinary Shares		Additional			Accumulated other	Total
	Number of shares	Amount	paid-in capital	Statutory reserve	Retained earnings	comprehensive income (loss)	shareholders’ equity

Balance, December 31, 2024	73,438,750	$7,344	$42,998,556	$370,683	$11,724,070	$(1,607,358)	$53,493,295
Net income for the six months	-	-	-	-	990,049	-	990,049
Foreign currency translation adjustment	-	-	-	-	-	1,025,418	1,025,418
Balance, June 30, 2025	73,438,750	$7,344	$42,998,556	$370,683	$12,714,119	$(581,940)	$55,508,762

	Ordinary Shares		Additional			Accumulated other	Total
	Number of shares	Amount	paid-in capital	Statutory reserve	Retained earnings	comprehensive income (loss)	shareholders’ equity

Balance, December 31, 2023	12,238,750	$1,224	$8,036,676	$370,683	$13,605,705	$(906,735)	$21,107,553
Share-based compensation	1,200,000	120	1,967,880	-	-	-	1,968,000
Net income for the six months	-	-	-	-	(1,902,348)	-	(1,902,348)
Foreign currency translation adjustment	-	-	-	-	-	(486,237)	(486,237)
Balance, June 30, 2024	13,438,750	$1,344	$10,004,556	$370,683	$11,703,357	$(1,392,972)	$20,686,968

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

HONGLI GROUP INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Six Months Ended June 30,
	2025	2024

Cash flows from operating activities
Net income (loss)	$990,049	$(1,902,348)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Depreciation	404,097	427,005
Amortization of operating lease right-of-use assets	-	11,583
Amortization of intangible assets - land use rights	50,264	50,521
Allowance for current expected credit losses	5,200	48,833
(Gain) loss on disposals of property and equipment	(27,287)	76,901
Share-based compensation	-	1,968,000
Write off of construction costs	-	28,767
Change in inventory reserve	13,146	-
Deferred tax provision (benefit)	(6,645)	1,964
Changes in operating assets and liabilities:
Accounts receivable	(3,101,666)	(588,655)
Notes receivable	(314,545)	(1,663,623)
Inventories	840,632	(22,695)
Prepaid expense and other current assets	603,865	502,043
Due to related parties	56,221	(31,246)
Accounts payable	254,684	(77,259)
Accrued expenses and other payables	(124,575)	(30,113)
Income tax payable	134,711	(18,031)
Deferred revenue	(54,357)	-
Net cash used in operating activities	(276,206)	(1,218,353)

Cash flows from investing activities
Purchase of property and equipment	(100,193)	(109,325)
Prepayments for purchase of Yingxuan Assets	-	(277,196)
Proceeds from sale of property and equipment	41,368	2,772
Net cash used in investing activities	(58,825)	(383,749)

Cash flows from financing activities
Payments for financing liabilities	-	(33,264)
Payments for finance leases	-	(43,949)
Proceeds from related party loans	1,061,776	1,406,772
Repayments to related party loans	(580,133)	(1,038,298)
Borrowings from short-term loans	2,206,288	2,773,281
Repayments of short-term loans	(2,369,987)	(1,719,935)
Borrowings from long-term loans	-	415,795
Repayments of long-term loans	-	(23,958)
Net cash provided by financing activities	317,944	1,736,444

Effect of exchange rate changes on cash, cash equivalents and restricted cash	17,185	(19,592)

Net change in cash, cash equivalents and restricted cash	98	114,750
Cash, cash equivalents and restricted cash, beginning of the period	924,786	815,669
Cash, cash equivalents and restricted cash, end of the period	$924,884	$930,419

Reconciliation of cash, cash equivalents and restricted cash, beginning of the period
Cash, cash equivalents	$909,716	$775,686
Restricted cash	15,070	39,983
Cash, cash equivalents and restricted cash, beginning of the period	$924,786	$815,669

Reconciliation of cash, cash equivalents and restricted cash, end of the period
Cash and cash equivalents	$923,333	$930,419
Restricted cash	1,551	-
Cash, cash equivalents and restricted cash, end of the period	$924,884	$930,419

Supplemental disclosure of cash flow information:
Cash paid for interest expense	$167,287	$304,769
Cash paid for income taxes	$40,819	$27,589

Non-cash investing and financing activities
Property, plant and equipment transferred from construction in progress	$232,473	$-
Property, plant and equipment acquired in exchange of notes receivable	$38,921	$-
Right-of-use assets transferred to property and equipment upon exercise of purchase option	$-	$645,402
Prepayments applied to property and equipment acquired	$16,547	$83,833
Property and equipment acquired on credit as liabilities	$3,023	$-

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

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